UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 19, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Eyegate Pharmaceuticals, Inc.

File No. 333-197725 - CF#31190

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Eyegate Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on July 30, 2014, as amended.

Based on representations by Eyegate Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through January 5, 2018
Exhibit 10.5	through July 9, 2017
Exhibit 10.11	through July 9, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary